Annex A

It is anticipated that the results of operations for the fiscal quarter ended June 30, 2005 will change substantially from the results of operations for the same quarter in the last fiscal year due primarily to the completion of the Company’s merger with Standard (as described above) during the current quarter.  The results for the current quarter will include Standard’s results of operations for the period from May 13, 2005 through June 30, 2005.  As a result, the Company expects that sales and other operating revenue for the current quarter will increase by approximately 40-45% vs the same period in the prior year.  The Company further expects to report a loss both at the operating income and net income line items, due primarily to (a) expenses incurred in connection with the refinancing of all long term debt as of the closing of the merger, (b) asset impairment and restructuring charges resulting from the completion of the merger and the implementation of post-merger integration and cost savings initiatives, and (c) increased interest expense resulting from higher outstanding borrowings, higher interest rates and the terms of new indebtedness in place from and after May 13, 2005.  Until the purchase method accounting and fair value adjustments for the merger have been completed, and the financial statements from the newly integrated operations have been consolidated, it will not be possible to give a better quantification of these results or a reasonable estimate of the other changes in the Company’s results of operations.